UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 28, 2015

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:	☒	Form 40-F:	☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:	☐	No:	☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:	☐	No:	☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:	☐	No:	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Corporation

Corporate Taxpayer ID (CNPJ) No. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

MATERIAL FACT / NOTICE TO SHAREHOLDERS

FIBRIA CELULOSE S.A. (“Company”) hereby informs its shareholders and the market in general that, in the Ordinary and Extraordinary Shareholders’ General Meeting held on April 28, 2015, at 2:30 p.m. (“O/EGM”), it was approved, among others matters, the capital expenditure budgeting for the fiscal year ending on December 31, 2015 in accordance with the proposal of the Management of the Company, pursuant to the Investment Plan for 2015 that totals the amount of R$1,720,400,000.00 (one billion, seven hundred and twenty million, four hundred thousand reais) (“Capital Expenditure Budgeting”), provided that, however, differently from the original proposal presented by the Company’s Management, the withhold of any amount of net profit ascertained in the fiscal year of 2014 in compliance with the Capital Expenditure Budgeting was not approved.

Further, at the O/EGM, as a consequence of the disapproval of the withhold of any amounts originally applied at the Company’s capital gains account to comply with the Capital Expenditure Budgeting, the shareholders have decided to approve the distribution of the Company’s net profit relating to the fiscal year ended on December 31, 2014 with amendments to the original proposal presented by the Company’s Management, in a manner that the distribution and payment of dividends by the Company, regarding the fiscal year ended on December 31, 2014, in the total amount of R$147,804,421.33, equivalent to R$ 0,266991699 per share issued by the Company, included in such amount (i) the amount of R$36,951,105.33, to be distributed as minimum compulsory dividend and (ii) the amount of R$110,853,316.00 to be distributed as additional dividend, in accordance with the following procedures:

1.                            The payment of the dividends, in national currency, shall be accomplished on May 14, 2015.

2.                            Those shareholders of the Company that hold shares as of May 5, 2015 shall be entitled to the dividends.

3.                            As from May 6, 2015, including, the Company’s shares shall be traded “ex-dividendos”.

4.                            There will not be monetary adjustments or incidence of interest from the date when the payment of dividends was declared until the date of the payment.

5.                            The dividends are exempt from income tax, as provided by article 10 of Law No. 9,249/95.

6.                            The shareholders will have their credits available in the bank domicile provided by each shareholder to Itaú Unibanco S.A., which is the institution responsible for bookkeeping the Company’s shares.

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7.                            Shareholders whose records do not contain the number of their individual or corporate taxpayer ID (CPF/CNPJ), or the indication of “Bank/Branch/Account”, shall receive their dividends only three business days after they update their records at the electronic files of Itaú Unibanco S.A., which can be done at any of the following branches specialized in shareholders assistance:

BRASÍLIA

SCS Quadra 3 – Edif. D’Angela, 30 – Bloco A, Sobreloja

Centro – Brasília/DF

BELO HORIZONTE

Av. João Pinheiro, 195 – Subsolo

Centro – Belo Horizonte/MG

CURITIBA

R. João Negrão, 65 – Sobreloja

Centro – Curitiba/PR

PORTO ALEGRE

R. Sete de Setembro, 1.069 – 3º andar

Centro – Porto Alegre/RS

RIO DE JANEIRO

Av. Almirante Barroso, 52– 2º andar

Centro – Rio de Janeiro/RJ

SÃO PAULO

R. Boa Vista, 176 – 1º Subsolo

Centro - São Paulo/SP

SALVADOR

Av. Estados Unidos, 50 - 2º andar - (ED SESQUICENTENÁRIO)

Comércio - Salvador/BA

8.                            Those shareholders using fiduciary custody accounts will have their dividends credited in accordance with the procedures established by the respective stock markets.

São Paulo, April 28, 2015.

Guilherme Perboyre Cavalcanti

Investor Relations’ Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2015

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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